



FORM C

Andes Capita[l] GROU[P]

This funding pla[tform]

CRAZY PITA RESTAURANTS

Click below to learn about an investment with Crazy Pita.

INVEST WITH US



FORM C

Andes Capit

This funding pl

Invest with Us

SPEAK TO ANDES CAPITAL

INVEST WITH CRAZY PITA

CRAZY PITA ROTISSERIE & GRILL

Indulge in an unforgettable dining experience at Crazy Pita Rotisserie & Grill, where sizzling cuts and unparalleled flavor await. From perfectly grilled steak skewers to decadent sides, we elevate the art of steak dining, offering a culinary journey that delights the senses.



FORM C

Andes Capit

This funding pl

INVEST WITH US

OVERVIEW

Crazy Pita Is Excited To Announce The Launch Of Our Crowdfunding Initiative, Designed To Fuel The Expansion Of Our Vibrant Mediterranean Culinary Brands. Investors In This Campaign Will Be Pivotal in opening new locations. Your Investment Will Directly Contribute To Scaling Our Proven Business Model, Which Emphasizes Health, Flavor, And Community Engagement.

INVEST WITH US

By Investing In Crazy Pita, You Will Be Part Of A Growing Movement To Bring Authentic And Diverse Mediterranean Cuisine To More Communities Nationwide. Our Focus On Fresh Ingredients And Innovative Dishes Has Already created A Loyal Following, And With Your Investment, We Aim To Transform the future of hospitality. Join Us As We Continue To Build A Legacy Of Taste, Health, And Sustainability In The Food & Beverage Industry.

ABOUT

The Brands

Crazy Pita is a vibrant and growing Mediterranean restaurant brand known for its delicious, fresh, and healthy dishes inspired by the flavors of the Mediterranean. With three successful brands, Crazy Pita has built a loyal customer base by offering a menu that includes a variety of mouthwatering pita sandwiches, kabobs, salads, and more, all made with high-quality ingredients and authentic recipes.





FORM C

Andes Capit

This funding pla

CRAZY PITA™
ROTISSERIE & GRILL
SALAD MADNESS

CRAZY PITA
SALAD MADNESS™
FRESH GOODNESS
CHICKEN GENIUS





FORM C

Andes Capit

This funding pla

CHICKEN GENIUS™

MEDITERRANEAN ROTISSERIE

SALAD MADNESS

TERMS

The stock price is set at $0.50 per share, with 2,460,000 Inital share count available for issuance. A minimum investment of $250 is required, and shares are subject to a 12-month lock-up period. Dividends and buybacks are not guaranteed.

Invest with Crazy Pita



Andes Capital GROUP

This funding pla






Brand
Consistency



Addressing Major Challenges: Enhancing dining accessibility and quality experiences.

High Market Demand: Growing need for diverse, healthy, and convenient food options.

Expert Team: Deep industry expertise in the restaurant sector driving growth and innovation.

Our Mission

Our mission is to provide the freshest quality Mediterranean food with uncompromising professional and friendly service.

At Crazy Pita, we strive to create an unforgettable dining experience that delights all your senses. From our warm, welcoming atmosphere to the fresh, flavorful dishes crafted with the finest ingredients, every visit is a celebration of Mediterranean cuisine. We want you to leave with a smile, every time.

CRAZY PITA INVESTMENTS

Use of Funds

The money raised for Crazy Pita Corp's expansion will be strategically allocated to ensure the brand's successful growth across the United States. Funds will be used to expand prime locations, the franchise sales and development. We will be invested in robust marketing campaigns, both digital and traditional, to increase brand awareness and attract a broad customer base. We will also focus on upgrading kitchen

FORM C

Andes Capit

This funding pl

Structure.

INVEST TODAY!

FORM C

Andes Capit

This funding pl



CRAZY PITA INVESTMENTS

The Expansion

To achieve our goal of expanding Crazy Pita Corp nationwide, we are seeking additional funding. This crucial investment will support the opening of new locations across the country, bringing our unique Mediterranean flavors to a broader audience. Additionally, the funds will be used for targeted marketing campaigns to enhance our brand visibility and attract a diverse customer base. Investments in advanced kitchen technology and comprehensive staff training will also improve our operational efficiency and uphold our commitment to quality. By contributing to our expansion, investors will play a vital role in establishing Crazy Pita Corp as a leading name in American dining landscapes.



FORM C

Andes Capita
GROU

This funding pla

Andes Capit GROL

This funding pla

Please post any questions you may have here.

Forums   Members   Recent Posts

Register   Login

🏠 ❯

This funding platform is operated by Andes Capital Group, LLC Forum

≋ Unread Posts | Forums 🔊 | Topics 🔊

Share: X 🗨

📊 Forum Information   ⊘ Mark all read 🏷 Tags

💬 0 Forums   💬 0 Topics   ↪ 0 Posts   💡 1 Online   👤 2 Members

👤 **Our newest member:** juiceguy

Forum Icons: 💬 Forum contains no unread posts   💬 Forum contains unread posts

Topic Icons: ▢ Not Replied ▤ Replied ▤ Active 🔥 Hot 📌 Sticky ❗ Unapproved
✅ Solved ⊘ Private 🔒 Closed

the investment opportunity

Invest in Crazy Pita with Andes Capital and join a thriving Mediterranean cuisine brand. Benefit from a proven business model, growth potential, and a dedicated team passionate about delivering fresh, delicious meals. Secure your stake in a flavorful future.



FORM C

Andes Capit

This funding pla

CRAZY PITA INVESTMENTS

INDUSTRY SALES FORCAST


consumer use of restaurant apps, off-premises and loyalty programs

Washington, D.C. – Restaurants sales are forecast to exceed $1.1 trillion in sales this year, marking a new milestone for the industry that will employ over 15.7 million people in the United States by the end of 2024. This is all according to the National Restaurant Association

2024 State of the Restaurant Industry Report .

INVEST TODAY!

FORM C

Andes Capit

This funding pl



CRAZY PITA

Experience Crazy Pita: Authentic Mediterranean Cuisine in Action

FORM C

Andes Capit

This funding pl

+What is an accredited investor?

+How does the online investment process work for this Reg CF opportunity?

+What are Investment Limits for Reg CF funds?

+How Long Does this take?

+Who is Andes Capital Group?

+How does Andes Capital Group get compensated?

+Why do I give information such as DOB, SSN, Driver's License or Passport Details, Annual Income or Net Worth?

+Am I now a customer of Andes Capital Group?

+Where can I direct questions about the Issuer to get additional information?

FORM C

Andes Capita[l] GROU[P]

This funding pl[a]

ANDES CAPITAL DISCLOSURES

investments@andescap.com 312) 376 – 4510

IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF CRAZY PITA LLC (THE “COMPANY”) AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENT OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. THE COMPANY IS NOT A BROKER/DEALER, DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH ANDES CAPITAL GROUP, LLC (“ANDES CAPITAL”), MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (“FINRA”). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, THE COMPANY. ANDES CAPITAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER ANDES CAPITAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS, AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF THE COMPANY AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF LAUNCHING THIS WEBSITE. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS, INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC. MORE INFORMATION ON THE FACTORS, RISKS, AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM C. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY

REFUND POLICY

YOU MAY CANCEL YOUR INVESTMENT AT ANYTIME, FOR ANY REASON UNTIL 48 HOURS PRIOR TO A CLOSING OCCURRING. IF YOU HAVE ALREADY FUNDED YOUR INVESTMENT AND YOUR FUNDS ARE IN ESCROW, YOUR FUNDS WILL BE PROMPTLY REFUNDED TO YOU UPON CANCELLATION. TO SUBMIT A REQUEST TO CANCEL YOUR INVESTMENT PLEASE EMAIL INVESTMENTS@ANDESCAP.COM WITH REFERENCE TO YOUR INVESTMENT DETAILS AND YOUR CONTACT INFORMATION.

About Us, BCP, FINRA Broker Check, Privacy Policy, Terms of Use



Home

INVESTMENT TERMS